Suzanne Hayes Assistant Director Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States	Group Chief Accountant's Level 12 280 Bishopsgate London EC2M 4RB Telephone: 020 7672 0202 Facsimile: 020 7672 1424

28 September 2012

Dear Ms Hayes

The Royal Bank of Scotland Group plc
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed March 27, 2012
Form 6-K
Filed August 8, 2012
File No. 001-10306

Thank you for your letter of 27 September 2012 addressed to Mr Van Saun.

We are carefully considering your comments and expect to be able to provide you with our response by the end of October.

Yours sincerely

/s/ Rajan Kapoor

R Kapoor
Group Chief Accountant